Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations	$146,004	$140,677	$339,624	$83,090	$21,591
Continuing operations:
Interest expense and amortization of deferred financing fees	51,766	50,283	66,516	72,315	72,239
Interest portion of rental expense	3,370	4,321	5,589	5,984	6,475
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	—	—	99
Total earnings	$201,140	$195,281	$411,729	$161,389	$100,404

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$51,766	$50,283	$66,516	$72,315	$72,239
Interest portion of rental expense	3,370	4,321	5,589	5,984	6,475
Preferred dividends	12,830	15,964	9,200	9,200	19,013
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	—	—	99
Total combined fixed charges and preferred stock dividends	$67,966	$70,568	$81,305	$87,499	$97,826

Ratio of earnings to combined fixed charges and preferred stock dividends	2.96	2.77	5.06	1.84	1.03

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$—	$—	$—	$—